The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457

March 11, 2014

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Pamela Long
                 Chief Director

Re:          Andalay Solar, Inc.
Registration Statement on Form S-1
Filed January 24, 2014
File No. 333-193550

Dear Ms. Long:

Thank you for your February 7, 2014 letter regarding the registration statement on Form S-1 (File No., 333-193550) filed by Andalay Solar, Inc. (“Andalay Solar”) on January 24, 2014.  In order to assist you with your review of the registration statement filed herewith, we are submitting a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.	To the extent applicable, please observe the updating requirements of Rule 8-08(b) of Regulation S-X.

Response: Please note we have provided updated financial statements in the Registration Statement on Form S-1 to include Andalay Solar's financial statements for the year ended December 31, 2013.

Risks Relating to Our Common Stock, page 10

2.
It appears that you have inadvertently removed the risk factor heading “Our stockholders may be diluted by the conversion of our preferred stock and the exercise of warrants . . . ,” yet have kept your disclosure regarding possible dilution risks faced by your stockholders. Please advise or revise your disclosure accordingly.

Response: We inavertently removed the heading and we have revised our disclosure to add the heading back to our risk factor.

Likelihood of Accessing the Full Amount of the Equity Line, page 19

3.
Please expand your disclosure regarding the reasons why the parties chose $5 million as the dollar amount under the equity line. Your discussion should focus on the likelihood of your drawing on the entire amount of the equity line based on current market conditions, historical stock prices, as well as your liquidity needs.

Response: We have updated our disclosure to discuss the likelihood of drawing on the entire amount based on current market conditions, historical stock prices and Andalay’s liquidity needs.

United States Securities and

Exchange Commission

March 11, 2014

Undertakings, page 75

4.
As this registration statement does not appear to rely upon Rule 430B or 430A of the Securities Act, please revise your disclosures accordingly, and also include the undertakings set forth in Item 512(a)(5)(ii) of Regulation S-K.

Response: We have removed the reference to Rule 430B and 430A in the Undertakings section of the filing.

Signatures

5.
Please note that in addition to signing the registration statement on behalf of the company as its principal accounting officer, Ms. Randazzo should also sign the registration statement in this individual capacity. Refer to Instruction 1 to Signatures in Form S-1. Please have the registration statement signed accordingly.

Response: We have revised the signature line accordingly.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,
/s/ Leslie Marlow
Leslie Marlow
Partner

cc:   Andalay Solar, Inc.
        Hank Gracin, Esq.